September 28, 2010

VIA EMAIL

Mr. Dean Suehiro

Senior Staff Accountant

suehirod@sec.gov

Ms. Sharon Virga

Staff Accountant

virgas@sec.gov

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SHG Services, Inc.
Amendment No. 4 to Form S-1
Filed September 28, 2010
File No. 333-167041

Following up on our discussion on September 27, 2010, this letter sets forth the basis for the anticipated accounting treatment of the proposed $75 million funded letter of credit facility for SHG Services, Inc. (“New Sun”).

Sun Healthcare Group, Inc. (“Sun”) self-insures its workers compensation liabilities. As part of the arrangement with its fronting carrier, Chartis Insurance, Sun is required to provide collateral in the form of letters of credit sufficient to cover outstanding workers compensation liabilities in the event that Sun fails to pay its workers compensation claims. Sun’s current credit agreement includes a synthetic letter of credit facility for $70 million. This letter of credit facility is disclosed in the notes to Sun’s financial statements. From Chartis’ perspective, Sun can replace the collateral or affect a portfolio transfer at any time.

As described on page 73 of Amendment No. 4 to the Registration Statement of SHG Services, Inc. (“New Sun”), New Sun anticipates entering into a $285.0 million credit agreement that would include, among other features, a $75 million funded letter of credit facility. Under the New Sun credit agreement, Sun’s synthetic letter of credit facility will be replaced by the $75 million funded letter of credit facility. The change will be totally transparent to Chartis. Their position is unchanged. Under the funded letter of credit facility the lender will set aside and hold $75 million as restricted cash to offset the facility. The only advantage to the lenders is they will realize a higher return on the letters of credit. New Sun will be in no different position with respect to the letters of credit under the new credit agreement than Sun is under the existing credit agreement.

Mr. Dean Suehiro and Ms. Sharon Virga, September 28, 2010

New Sun believes that the right of offset exists under ASC 210-20-45-1 since New Sun satisfies all of the conditions described therein, including:

1.	Determinable amounts:

a.	Both the restricted cash and the facility are expected to be $75 million.

2.	The reporting party is expected to have the right to offset the amount owed with the amount owed by the third party:

a.	Under the proposed funded letter of credit facility, New Sun, at its option, may replace the letters of credit through several means. At that point New Sun can offset the restricted cash against the funded letter of credit facility in accordance with the expected terms of the proposed new credit agreement.

3.	The reporting party intends to offset:

a.	New Sun acknowledges that it intends to offset the restricted cash against the funded letter of credit facility at the appropriate time.

4.	The right of offset is enforceable:

a.	The New Sun credit agreement is expected to permit a legally enforceable right of offset.

New Sun will make the appropriate disclosure in the notes to its financial statements for its quarterly and annual reports on Form 10-Q and 10-K for periods following its entry into the proposed funded letter of credit facility.

We request that the Staff contact Andy Terner at (949) 823-6980 or (949) 823-6994 (facsimile) or the undersigned at (949) 255-7136 or (949) 255-7054 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Bryan Shaul

Bryan Shaul

Executive Vice President and Chief Financial Officer

Sun Healthcare Group, Inc.

cc:	Richard K. Matros, Chief Executive Officer
Sabra Health Care REIT, Inc.

William A. Mathies, President and Chief Operating Officer
SHG Services, Inc.

Andor D. Terner, Esq.
O’Melveny & Myers LLP

2